UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 ________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

(Commission File No. 001-32305)

 ________________________

ITAÚ CORPBANCA
(Translation of registrant’s name into English)

 ________________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

 ________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On July 26, 2017, Itaú Corpbanca issued a press release announcing that it has rescheduled the conference call to discuss its financial results for the second quarter of 2017 on Tuesday, August 1st, 2017 from 9:30 A.M. Santiago time (9:30 AM ET) to 11:00 A.M. Santiago time (11:00 AM ET) due to an overlap with the time of the conference call in English of Itaú Unibanco Holding S.A. about its results for the same period. The press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristián Toro Cañas
Name:	Cristián Toro Cañas
Title:	General Counsel

Date:  July 27, 2017.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated July 26, 2017.